                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             _____________________

                                 SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)

                                 DIATIDE, INC.
                         ----------------------------
                                (Name of Issuer)

                                 Common Stock
                     --------------------------------------
                         (Title of Class of Securities)

                                  252842 10 9
                                  -----------
                                 (CUSIP Number)

                         SCHEDULE 13G

CUSIP No. 252842 10 9                              Page 2 of 7
          -----------

____________________________________________________________________________

1.   Name of Reporting Persons
     S.S. or I.R.S. Identification Number of Above Persons

     BURR, EGAN, DELEAGE & CO.
     04-2681308

____________________________________________________________________________


2.   Check the Appropriate Box if a Member of a Group - Not Applicable

____________________________________________________________________________

3.   SEC Use Only

____________________________________________________________________________

4.   Citizenship or Place of Organization

     Massachusetts

____________________________________________________________________________

Number of Shares Beneficially Owned By Each Reporting Person With;

5.   Sole Voting Power

     N/A
____________________________________________________________________________

6.   Shared Voting Power

     49,089 Please also refer to Attachment A

CUSIP No.  252842 10 9                             Page 3 of 7
           -----------

____________________________________________________________________________

7.   Sole Dispositive Power

     N/A
____________________________________________________________________________

8.   Shared Dispositive Power

     49,089 Please also refer to Attachment A
____________________________________________________________________________

9.   Aggregate Amount Beneficially Owned by Each Reporting Person.

     49,089 Please also refer to Attachment A
____________________________________________________________________________

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares.

     Not Applicable
____________________________________________________________________________

11.  Percent of Class Represented by Amount in Row 9.

     .5%
____________________________________________________________________________

12.  Type of Reporting Person.

     IA
____________________________________________________________________________

CUSIP No.      252842 10 9                         Page 4 of 7
               -----------

                         SCHEDULE 13G


Item 1(a).  Name of Issuer:
---------------------------

Diatide, Inc.


Item 1(b).  Address of Issuer's Principal Executive Offices:
------------------------------------------------------------

9 Delta Drive
Londonderry, NH 03053

Item 2(a).  Name of Person Filing:
----------------------------------

Burr, Egan, Deleage & Co.

Item 2(b).  Address of
Principal Business Office or, if None, Residence:
-------------------------------------------------

One Post Office Square
Suite 3800
Boston, MA 02109

Item 2(c).  Citizenship:
------------------------

Massachusetts

Item 2(d).  Title of Class of Securities:
-----------------------------------------

Common Stock


Item 2(e).  CUSIP Number:
-------------------------

252842 10 9

CUSIP No. 252842 10 9                                   Page 5 of 7
          -----------

Item 3:
-------

Not Applicable


Item 4.  Ownership:
-------------------

     (a) Amount Beneficially Owned:

     49,089

     (b) Percent of Class:

     .5%

     (c) Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:

               N/A

         (ii)  shared power to vote or to direct the vote:

               49,089 Please also refer to Attachment A

        (iii)  sole power to dispose or to direct the
               disposition of:

               N/A

         (iv) shared power to dispose or to direct the disposition of:

               49,089 Please also refer to Attachment A

CUSIP No. 252842 10 9                              Page 6 of 7
          -----------


Item 5.  Ownership of Five Percent or Less of a Class:
------------------------------------------------------

PLEASE REFER TO ATTACHMENT A

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:
-------------------------------------------------------------------------

Not Applicable

Item 7.  Identification and Classification of the Subsidiary which Acquired the

Security Being Reported by the Parent Holding Company:
-----------------------------------------------------------

Not Applicable


Item 8.  Identification and Classification
of Members of the Group:
--------------------------------------------

Not Applicable


Item 9.  Notice of Dissolution of Group:
----------------------------------------

Not Applicable

Item 10.  Certification:
------------------------

Not Applicable

CUSIP No. 252842 10 9                              Page 7 of 7
          -----------

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         February   , 1998
                                         ----------------------------------
                                         Date


                                         Burr, Egan, Deleage & Co.
                                         ---------------------------------

                                         /s/ Eileen McCarthy
                                         ---------------------------------
                                         Eileen McCarthy
                                         Vice-President

ATTACHMENT A



                                 DIATIDE, INC.


BURR, EGAN, DELEAGE & CO. DIRECTLY OR INDIRECTLY PROVIDES INVESTMENT ADVISORY SERVICES TO VARIOUS VENTURE CAPITAL FUNDS, INCLUDING ALTA IV LIMITED PARTNERSHIP AND C.V. SOFINNOVA PARTNERS FIVE. AT DECEMBER 31, 1997, THE BENEFICIAL OWNERSHIP IS AS FOLLOWS:


                                         COMMON
                                         SHARES
                                       -----------

     ALTA IV LIMITED PARTNERSHIP         41,515
     C.V. SOFINNOVA PARTNERS FIVE         7,574
                                         ------

          TOTAL:                         49,089  (1)


THE RESPECTIVE GENERAL PARTNERS OF THESE FUNDS EXERCISE SOLE VOTING AND INVESTMENT POWER WITH RESPECT TO THE SHARES HELD BY SUCH FUNDS.

MR. JEAN DELEAGE, A DIRECTOR OF THE COMPANY, IS A GENERAL PARTNERS OF ALTA IV MANAGEMENT PARTNERS, L.P. (THE GENERAL PARTNER OF ALTA IV LIMITED PARTNERSHIP). AS A GENERAL PARTNER OF THE FUND, HE MAY BE DEEMED TO SHARE VOTING AND INVESTMENT POWERS FOR THE SHARES HELD BY THE FUND. BURR, EGAN, DELEAGE & CO. SERVES AS AN ADVISOR TO C.V. SOFINNOVA PARTNERS FIVE. THE PRINCIPALS OF BURR, EGAN, DELEAGE & CO. DISCLAIM BENEFICIAL OWNERSHIP OF ALL SUCH SHARES HELD BY ALL OF THE AFOREMENTIONED FUNDS EXCEPT TO THE EXTENT OF THEIR PROPORTIONATE PECUNIARY INTERESTS THEREIN. MR. DELEAGE DISCLAIMS BENEFICIAL OWNERSHIP OF ALL THE SHARES FOR THE ABOVE FUNDS EXCEPT TO THE EXTENT OF HIS PROPORTIONATE PECUNIARY INTERESTS THEREIN.

MR. JEAN DELEAGE ALSO OWNS DIRECTOR'S STOCK OPTIONS FOR A TOTAL OF 7,500 SHARES OF COMMON STOCK. HE ALSO BENEFICIALLY OWNS 23,236 SHARES OF COMMON STOCK AS A RESULT OF A STOCK DISTRIBUTION FROM ALTA IV LIMITED PARTNERSHIP AND C.V. SOFINNOVA PARTNERS FIVE TO THEIR RESPECTIVE GENERAL PARTNERS IN OCTOBER, 1997.

NOTES:
------

(1) TOTAL BENEFICIAL OWNERSHIP IS LESS THAN 5 PERCENT OF THE CLASS OF SECURITIES OF THE COMPANY.